Exhibit 99.1

16 January, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 13 January, 2012 it purchased for cancellation 700 Ordinary Shares, at an average price of $17.9793.

Following the cancellation of these shares, the Company will have 60,053,503 Ordinary Shares in issue.